Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

(Commission File No. 001-01063)

Dana Offers Superior Value to GKN Shareholders

MAUMEE, Ohio, March 27, 2018 – With a pending deadline for GKN shareholders to determine the future of their company, Dana Incorporated (NYSE: DAN) outlines below why it firmly believes its proposed combination with GKN Driveline offers superior value to GKN shareholders.

Only this combination offers:

Significant Shareholder Value

•	Increased cash payment by 8.6 percent to £1.28 billion ($1.77 billion) to GKN plc – a 2 percent overall improvement on the original aggregate deal terms – enabling GKN to make a £700 million initial payment on its stated £2.5 billion cash distribution plan;

•	£2.5 billion ($3.5 billion) of immediate value through the issuance of approximately 133 million shares of Dana plc, representing a 47.25 percent stake in the combined business, with substantial sharing in future upside;

•	Ongoing payment of Dana’s current quarterly dividend of 7.2 pence (10 cents) per share to the enlarged shareholder group post-combination; and

•	Dana share repurchase program doubled to £145 million ($200 million) – a testimony to Dana caring about its stakeholders.

Greater Upside Opportunities

•	Synergies – Unlocking £174 million ($235 million) in operational synergies achievable only as a result of combining two mobility driveline companies. Top-line synergies achievable by cross-selling each businesses’ light-vehicle products or selling GKN’s products into Dana’s commercial-vehicle and off-highway end markets will be in addition to this amount. Given Dana’s successful transformation history, we are the partner that is uniquely positioned to aid GKN Driveline’s existing team in delivering targeted stand-alone efficiencies.

•	Growth – Establishes the largest global supplier of vehicle drive systems, which we expect will lead to profitable growth similar to Dana’s performance of 19 percent growth over the past two years.

•	Electrification – By combining GKN’s extensive eDrive passenger car business with Dana’s extensive eDrive truck portfolio, the combined company will be positioned for driveline electrification leadership for decades to come.

Low Execution Risk

•	CFIUS Risk Elimination – Dana has a clear timetable for approval, with no CFIUS risk, and customary regulatory approvals leading to expected completion by the end of the third quarter of this year.

•	Mobility Acquisition Experience – Over the past 24 months, Dana has successfully acquired four companies in the mobility industry, achieving synergy targets ahead of schedule in all cases.

•	Pensioners Risk Elimination – Eradicates IAS 19 deficit at the remaining GKN businesses and ensures the U.K. scheme is fully funded and supported by an additional guarantee.

•	Shareholder Liquidity – GKN shareholders’ monetization widely accessible through public listings on both the London Stock Exchange and New York Stock Exchange.

A Proven Management Team

•	Leadership – Dana’s senior leadership team includes a CEO with more than a decade of transformational leadership, having executed more than a dozen successful acquisitions in the extremely complex and sophisticated mobility industry.

•	Customer Relationships – Customers have choices who they source new business to, or not. Dana brings the trust, relationships, and capabilities required to provide extremely complex, safety-oriented driveline systems. GKN Driveline customers already know Dana, since they possess longstanding customer-supplier partnerships with Dana.

•	Country and Market Knowledge – GKN Driveline has facilities in 30 countries. Dana already operates in 90 percent of those same countries – and in many cases has done so for decades. This dramatically reduces integration risk, thus increasing synergy realization and customer satisfaction.

•	Employees – Without the best people, companies fail. Dana has the capability of assessing and developing the technical capabilities of associates to ensure it has the best people on the team to perform at the extremely high levels required in the sophisticated mobility industry.

•	Safety – Protecting the health and safety of people is paramount. Dana brings more than a century of experience in designing, engineering, validating, and manufacturing safety-critical vehicle driveline systems.

About Dana Incorporated

Dana is a world leader in highly engineered solutions for improving the efficiency, performance, and sustainability of powered vehicles and machinery. Dana supports the passenger vehicle, commercial truck, and off-highway markets, as well as industrial and stationary equipment applications. Founded in 1904, Dana employs more than 30,000 people in 33 countries on six continents who are committed to delivering long-term value to customers. Based in Maumee, Ohio, USA, the company reported sales of $7.2 billion in 2017. Dana is ranked among the Drucker Institute’s listing of the 250 most effectively managed companies. For more information, please visit dana.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transactions between Dana and GKN plc, an entity to be formed for the proposed transactions (“SpinCo”) will file with the Securities and Exchange Commission (“SEC”) a registration statement containing a proxy statement/prospectus, which will constitute a preliminary prospectus of SpinCo and a preliminary proxy statement of Dana, and Dana will file with the SEC a definitive proxy statement on Schedule 14A. The materials to be filed by Dana and SpinCo will be made available to Dana’s investors and stockholders at no expense to them and, once available, copies may be obtained free of charge on Dana’s website at www.dana.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of Dana are urged to read the registration statement, the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions because they contain important information about the proposed transactions and the parties to the proposed transactions.

Dana and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies of Dana stockholders in connection with the proposed transactions. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Dana’s executive officers and directors in the solicitation by reading Dana’s definitive proxy statement for its 2018 annual meeting of stockholders, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and proxy statement and other relevant materials which will be filed with the SEC in connection with the proposed transactions when they become available. Information concerning the interests of Dana’s participants in the solicitation, which may, in some cases, be different than those of Dana’s stockholders generally, will be set forth in the proxy statement relating to the proposed transactions when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections contained in this communication are, by their nature, forward-looking within the meaning of the Private Securities Litigation

Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transactions; the prospective performance and outlook of the combined company’s business, performance and opportunities, including the ability of the parties to complete the proposed transactions and the expected timing of completion of the proposed transactions; our ability to successfully complete a secondary listing of our shares; as well as any assumptions underlying any of the foregoing. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Such risks and uncertainties, include, without limitation, risks related to Dana’s ability to complete the proposed transactions on the proposed terms and schedule, including obtaining shareholder and regulatory approvals; unforeseen liabilities; future capital expenditures; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the proposed transactions will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transactions; disruption from the proposed transactions, making it more difficult to conduct business as usual or maintain relationships with customers, employers or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Dana’s business. Dana’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss important risk factors that could affect our business, results of operations and financial condition. The forward-looking statements in this communication speak only as of this date. Dana does not undertake any obligation to revise or update publicly any forward-looking statement for any reason.

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